EXHIBIT 99.6

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-153305 on Form F-10 and to the use of our reports dated March 29, 2010 relating to the consolidated financial statements of Banro Corporation (which report expresses an unqualified opinion and refers to the fact that the consolidated financial statements as at and for the year ended December 31, 2008 were audited by other auditors) and the effectiveness of Banro Corporation’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Banro Corporation for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010